On December 12, 2017, Dr. Yitzhak Peterburg, a member of the Board of Directors (the “Board”) of Teva Pharmaceutical Industries Limited (the “Company”), and the former Interim President and Chief Executive Officer, announced his resignation from the Board, effective immediately. Dr. Peterburg’s decision to resign is solely for personal reasons and does not involve any disagreement with the Company.  The Company thanks Dr. Peterburg for his years of dedicated service and wishes him well in his future endeavors.